FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for September 2018

On a YoY basis, passenger traffic increased 8.3% in Mexico, 56.6% in Puerto Rico and 15.8% in Colombia

Mexico City, October 4, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for September 2018 increased 15.4% when compared to September 2017. Passenger traffic rose 8.3% in Mexico, 56.6% in Puerto Rico and 15.8% in Colombia.

This announcement reflects comparisons between September 1 through September 30, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,008,819	2,176,024	8.3	23,530,519	25,158,418	6.9
Domestic Traffic	1,083,035	1,237,673	14.3	10,641,806	11,725,081	10.2
International Traffic	925,784	938,351	1.4	12,888,713	13,433,337	4.2
San Juan, Puerto Rico	336,406	526,761	56.6	6,865,311	6,362,573	(7.3)
Domestic Traffic	296,037	473,250	59.9	6,005,732	5,672,204	(5.6)
International Traffic	40,369	53,511	32.6	859,579	690,369	(19.7)
Colombia	781,127	904,696	15.8	7,727,462	7,681,418	(0.6)
Domestic Traffic	674,097	780,665	15.8	6,709,903	6,516,614	(2.9)
International Traffic	107,030	124,031	15.9	1,017,559	1,164,804	14.5
Total Traffic	3,126,352	3,607,481	15.4	38,123,292	39,202,409	2.8
Domestic Traffic	2,053,169	2,491,588	21.4	23,357,441	23,913,899	2.4
International Traffic	1,073,183	1,115,893	4.0	14,765,851	15,288,510	3.5

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Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,083,035	1,237,673	14.3	10,641,806	11,725,081	10.2
CUN	Cancun	603,359	683,428	13.3	5,839,906	6,525,887	11.7
CZM	Cozumel	10,396	12,279	18.1	98,664	123,926	25.6
HUX	Huatulco	43,294	46,320	7.0	481,415	512,051	6.4
MID	Merida	146,220	175,195	19.8	1,417,209	1,625,425	14.7
MTT	Minatitlan	14,796	16,374	10.7	150,493	144,693	(3.9)
OAX	Oaxaca	60,145	65,906	9.6	567,122	618,995	9.1
TAP	Tapachula	19,369	25,904	33.7	205,911	226,050	9.8
VER	Veracruz	97,342	114,321	17.4	963,283	1,060,565	10.1
VSA	Villahermosa	88,114	97,946	11.2	917,803	887,489	(3.3)
International Traffic		925,784	938,351	1.4	12,888,713	13,433,337	4.2
CUN	Cancun	888,386	899,471	1.2	12,156,200	12,663,402	4.2
CZM	Cozumel	11,755	12,217	3.9	328,791	328,763	(0.0)
HUX	Huatulco	972	1,188	22.2	102,878	108,559	5.5
MID	Merida	11,250	11,794	4.8	146,650	167,846	14.5
MTT	Minatitlan	424	501	18.2	5,267	5,533	5.1
OAX	Oaxaca	4,298	5,430	26.3	56,221	73,221	30.2
TAP	Tapachula	844	848	0.5	10,824	12,096	11.8
VER	Veracruz	4,959	5,352	7.9	52,134	50,607	(2.9)
VSA	Villahermosa	2,896	1,550	(46.5)	29,748	23,310	(21.6)
Traffic Total Mexico		2,008,819	2,176,024	8.3	23,530,519	25,158,418	6.9
CUN	Cancun	1,491,745	1,582,899	6.1	17,996,106	19,189,289	6.6
CZM	Cozumel	22,151	24,496	10.6	427,455	452,689	5.9
HUX	Huatulco	44,266	47,508	7.3	584,293	620,610	6.2
MID	Merida	157,470	186,989	18.7	1,563,859	1,793,271	14.7
MTT	Minatitlan	15,220	16,875	10.9	155,760	150,226	(3.6)
OAX	Oaxaca	64,443	71,336	10.7	623,343	692,216	11.0
TAP	Tapachula	20,213	26,752	32.4	216,735	238,146	9.9
VER	Veracruz	102,301	119,673	17.0	1,015,417	1,111,172	9.4
VSA	Villahermosa	91,010	99,496	9.3	947,551	910,799	(3.9)

Us Passenger Traffic, San Juan Airport (LMM)
		September		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		336,406	526,761	56.6	6,865,311	6,362,573	(7.3)
Domestic Traffic		296,037	473,250	59.9	6,005,732	5,672,204	(5.6)
International Traffic		40,369	53,511	32.6	859,579	690,369	(19.7)

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		674,097	780,665	15.8	6,709,903	6,516,614	(2.9)
MDE	Rionegro	466,267	551,926	18.4	4,744,639	4,586,746	(3.3)
EOH	Medellin	78,576	92,108	17.2	748,675	779,603	4.1
MTR	Monteria	74,734	82,651	10.6	734,179	682,242	(7.1)
APO	Carepa	16,814	18,097	7.6	153,586	146,438	(4.7)
UIB	Quibdo	31,018	29,421	(5.1)	270,394	259,320	(4.1)
CZU	Corozal	6,688	6,462	(3.4)	58,430	62,265	6.6
International Traffic		107,030	124,031	15.9	1,017,559	1,164,804	14.5
MDE	Rionegro	107,030	124,031	15.9	1,017,559	1,164,804	14.5
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		781,127	904,696	15.8	7,727,462	7,681,418	(0.6)
MDE	Rionegro	573,297	675,957	17.9	5,762,198	5,751,550	(0.2)
EOH	Medellin	78,576	92,108	17.2	748,675	779,603	4.1
MTR	Monteria	74,734	82,651	10.6	734,179	682,242	(7.1)
APO	Carepa	16,814	18,097	7.6	153,586	146,438	(4.7)
UIB	Quibdo	31,018	29,421	(5.1)	270,394	259,320	(4.1)
CZU	Corozal	6,688	6,462	(3.4)	58,430	62,265	6.6

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 2018